SECURIT  ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/14___ AND ENDING ___08/31/15___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK SORCE BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6603 SUMMIT DRIVE

(No. and Street)

CANFIELD	OH	44406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILLIP WILSON   (330) 758-8613

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __PHILLIP WILSON__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__HBK SORCE BROKERAGE LLC__ , as
of __AUGUST 31__ , 20__15__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

__President__
Title

_____
Notary Public

ELIZABETH A. COLBERT
Notary Public
in and for the State of Ohio
My Commission Expires
December 18, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS
Including Report of Independent
Registered Public Accounting Firm
As of and for the Years Ended
August 31, 2015 and 2014

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended August 31, 2015 and 2014

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Years Ended August 31, 2015 and 2014



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
HBK Sorce Brokerage LLC
Canfield, Ohio

We have audited the accompanying financial statements of HBK Sorce Brokerage LLC, which comprise the statements of financial condition as of August 31, 2015 and 2014, and the related statements of operations, member's equity, and cash flows for the years then ended. These financial statements are the responsibility of HBK Sorce Brokerage LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Sorce Brokerage LLC as of August 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of HBK Sorce Brokerage LLC's financial statements. The supplemental information is the responsibility of HBK Sorce Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
October 26, 2015



HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of August 31, 2015 and 2014

ASSETS

	2015	2014
CASH AND CASH EQUIVALENTS	$ 595,395	$ 523,389
COMMISSIONS RECEIVABLE	792	3,875
OTHER ASSET	350	350
TOTAL ASSETS	**$ 596,537**	**$ 527,614**

LIABILITIES AND MEMBER'S EQUITY

	2015	2014
DUE TO MEMBER	$ 98,425	$ 120,503
MEMBER'S EQUITY	498,112	407,111
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 596,537**	**$ 527,614**

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2015 and 2014

	2015	2014
REVENUES, NET	$ 836,291	$ 932,681
EXPENSES		
Employee and other compensation	481,851	535,421
Regulatory fees and expenses	26,778	37,573
Other expenses	236,700	260,825
Total Expenses	745,329	833,819
OTHER INCOME	39	32
NET INCOME	$ 91,001	$ 98,894

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended August 31, 2015 and 2014

BALANCE, August 31, 2013	$	308,217
2014 net income		98,894
BALANCE, August 31, 2014		407,111
2015 net income		91,001
BALANCE, August 31, 2015	$	498,112

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 91,001	$ 98,894
Changes in operating assets and liabilities:		
Commissions receivable	3,083	(1,569)
Due to member	(22,078)	(26,546)
Net Cash Flows from Operating Activities	72,006	70,779
Net Change in Cash and Cash Equivalents	72,006	70,779
CASH AND CASH EQUIVALENTS - Beginning of Year	523,389	452,610
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 595,395	$ 523,389

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Commissions Receivable

The receivable is unsecured and is fully collectible as of August 31, 2015 and 2014.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2015 and 2014, the net capital ratio was .20 to 1.0 and .30 to 1.0, and net capital was $487,280 and $398,773, which exceeded the minimum requirement by $480,718 and $390,739.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2015 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 3 - Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the fiscal years before 2012. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

NOTE 4 - Related Parties

The Company's member allocates shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses.

Due to member was $98,425 and $120,503 as of August 31, 2015 and 2014 and is unsecured, non-interest bearing, and due on demand.

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through October 26, 2015, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements for the year ended August 31, 2015.

SUPPLEMENTAL INFORMATION

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity	$	498,112
Deductions and/or charges:		
Non-allowable assets:		
Other asset		(350)
Net capital before haircuts on securities owned		497,762
Haircuts on corporate securities		(10,482)
Net capital	$	487,280

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	98,425

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	6,562
Excess net capital at 1,500 percent	$	480,718
Excess net capital at 1,000 percent	$	477,437
Ratio: Aggregate indebtedness to net capital		.20 to 1

First Return Receipt

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X _____ ☐ Agent ☐ Addressee

B. Received by (Printed Name)   C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

1. Article Addressed to:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

3. Service Type
☐ Certified Mail® ☒ Priority Mail Express™
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ Collect on Delivery

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label)   EK 423 834 560 US

PS Form 3811, July 2013   Domestic Return Receipt

Second Return Receipt

COMPLETE THIS SECTION ON DELIVERY

A. Signature

X _____ ☐ Agent ☐ Addressee

B. Received by (Printed Name)   C. Date of Delivery
Alex Ward

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

1. Article Addressed to:

Chicago Regional Office - SEC
Merri Jo Gillette, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Service Type
☒ Certified Mail® ☒ Priority Mail Express™
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ Collect on Delivery

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label)   EK 423 834 556 US

PS Form 3811, July 2013   Domestic Return Receipt